

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2019

Laura A. Francis
Chief Financial Officer and Chief Operating Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

>**Re: SI-BONE, Inc.**
>**Registration Statement on Form S-3**
>**Filed December 27, 2019**
>**File No. 333-235714**

Dear Ms. Francis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brett White - Cooley LLP